Filed pursuant to Rule 424(b)(3)
                                                File No. 33-43407

                          SUPPLEMENT DATED JULY 1, 1997
                                       to
                              PROSPECTUS SUPPLEMENT

                                  $248,200,000

                                  U. S. BANCORP

                           MEDIUM-TERM NOTES, SERIES E

                          ----------------------------

            Due from Nine Months to Fifteen Years from Date of Issue

                          ----------------------------

         The information in this Supplement supersedes the information set forth under the caption "U. S. Bancorp" in the Prospectus dated May 18, 1994, as supplemented by the Prospectus Supplement dated April 10, 1996.

                                  U. S. BANCORP

                  U. S. Bancorp is a regional multi-bank holding company headquartered in Portland, Oregon. U. S. Bancorp had total consolidated assets of $33.8 billion, deposits of $25.1 billion, and total shareholders' equity of $2.8 billion at March 31, 1997. At December 31, 1996, U. S. Bancorp was the 26th largest bank holding company in the United States in terms of total assets.

                  U. S. Bancorp is engaged in a general retail and commercial banking business in the states of Oregon, Washington, Idaho, California, Nevada, and Utah through its banking subsidiaries. Other subsidiaries of U. S. Bancorp provide financial services related to banking including lease financing, consumer and commercial finance, discount brokerage, investment advisory services, and insurance agency and credit life insurance services. The principal executive offices of U. S. Bancorp are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204, telephone number (503) 275-6111.

                  On March 20, 1997, U. S. Bancorp and First Bank System, Inc. ("FBS") announced the signing of a definitive agreement for FBS to acquire U. S. Bancorp for stock valued at approximately $9 billion. The resulting company, which will be called U. S. Bancorp and will be headquartered in Minneapolis, Minnesota, will create the 14th largest banking organization in the United States based on combined assets of approximately $70 billion. The combined company will serve nearly 4 million households and 475,000 businesses in 17 contiguous states. The merger is subject to regulatory and shareholder approvals and is expected to close in the third quarter of 1997. Pro forma financial statements reflecting the pending merger are contained in U. S. Bancorp's Current Report on Form 8-K dated June 17, 1997.

                  U. S. Bancorp is a legal  entity,  separate and distinct  from its bank subsidiaries. The principal sources of U. S. Bancorp's revenues are dividends and fees from its subsidiaries. There are various legal limitations on the extent to which U. S. Bancorp's bank subsidiaries may extend credit, pay dividends, or otherwise supply funds to U. S. Bancorp or U. S. Bancorp's other affiliates. In particular, U. S. Bancorp's bank subsidiaries are subject to certain restrictions imposed by federal law on extensions of credit to U. S. Bancorp or its affiliates, on investments in stock or other securities thereof and on the taking of such securities as collateral for loans. Such restrictions prohibit U. S. Bancorp or such other affiliates from borrowing from U. S.
Bancorp's bank subsidiaries unless the loans are secured by specified collateral. Further, such secured loans and investments by a U. S. Bancorp bank subsidiary are limited in amount as to U. S. Bancorp or to any other such affiliate to 10% of the bank subsidiary's capital stock and surplus and as to U.
S. Bancorp and all such affiliates to an aggregate of 20% of the bank subsidiary's capital stock and surplus.

                  In addition, there are certain limitations on the payment of dividends to U. S. Bancorp by its bank subsidiaries. A national bank may not pay dividends in an amount greater than its net profits then on hand after deducting statutory bad debt in excess of the bank's allowance for loan losses. The prior approval of the United States Comptroller of the Currency (the "Comptroller") is required if the total of all dividends declared by a national bank subsidiary



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


in any calendar year will exceed the total of such subsidiary's net profits (as defined by regulation) for that year combined with its retained net profits for the preceding two calendar years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. As of December 31, 1996, U. S. Bancorp's banking subsidiaries could have declared dividends without approval of the Comptroller of up to an aggregate of $56 million. The payment of dividends by U. S. Bancorp's national bank subsidiaries may be affected by other factors, such as requirements for the maintenance of adequate capital. The Comptroller also has the authority to prohibit a national bank from engaging in what, in the Comptroller's opinion, constitutes an unsafe or unsound practice in conducting its business. The payment of a dividend by a bank could, depending upon the financial condition of such bank and other factors, be construed by the Comptroller to be such an unsafe or unsound practice. The Comptroller has stated that a dividend by a national bank should bear a direct correlation to the level of the bank's current and expected earnings stream, the bank's need to maintain an adequate capital base and the marketplace's perception of the bank and should not be governed by the financing needs of the bank's parent corporation. In addition, the Comptroller has issued a policy statement which provides that national banks should generally pay dividends only out of current operating earnings. U. S. Bancorp's nonbank subsidiaries are also subject to limitations on the payment of dividends. Also, under the Federal Deposit Insurance Corporation Improvement Act of 1991, an FDIC-insured depository institution cannot make a capital distribution (including a payment of dividends) or pay any management fees to its holding company or pay any dividend if it is undercapitalized or if such payment would cause it to become undercapitalized. If the ability of its bank subsidiaries to pay dividends to U. S. Bancorp were to become restricted, U. S. Bancorp would need to rely on alternative means of raising funds to satisfy its cash requirements, which might include, but would not be restricted to, nonbank subsidiary dividends, asset sales or other capital market transactions.



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